This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

October 13, 2005

Item 3: Press Release

A Press release dated and issued October 13, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska Ventures Ltd. is pleased to announce that it has signed a Letter of Intent with Northwestern Minerals Inc. (TSX.V – NWT), on CanAlaska’s 100%-owned Waterbury Project in Saskatchewan’s Athabasca Basin.

Item 5: Full Description of Material Change

Highlights:

▪

Total of 204,536 acres of new claim staking

▪

Additional staking at Helmer, North East and Cree East Projects

▪

New staking northeast of Maurice Bay

▪

Updated land position map and project details on website

October 13, 2005, Vancouver, BC – CanAlaska Ventures Ltd. (TSX.V – CVV) is pleased to announce further land acquisitions in the Athabasca Basin and surrounding area, to complement its existing property holdings.  The Company’s land position has now increased from 1,658,000 acres to 1,862,536 acres.

CanAlaska President Peter Dasler notes that “our ongoing summer field work and GIS studies have progressively detailed adjacent and new project areas with geological or geophysical responses normally associated with uranium exploration targets.  The Company has employed staking crews over the past month to protect prospective areas for the Company to carry out further exploration.”

Current Activities

CanAlaska’s ongoing work on its existing claims has led to this new staking activity.  The Company is awaiting field sample and lake sediment assays from its extensive summer work program on its North East Project.  Preliminary results have led to the acquisition of a second Exploration Licence to the north of the Company’s land position in Manitoba.  In the southeastern Athabasca, additional claims were staked to protect complex airborne magnetic targets and conductors identified by past ground surveys.  Old exploration drill holes in the south east of the Cree property have indicated an unconformity depth between 230 and 430 metres.  Recent staking has also been carried out near the Helmer property on the northern rim of the Basin, where, as recently announced, CanAlaska is now carrying out an airborne gravity survey.  In addition, a new claim group, known as “Camsell”, has been staked to cover magnetic features in Lake Athabasca, east of recently reported uranium bearing silicified and hematized breccia zones detailed from the “Beach Zone” of Forum Development.  Similar magnetic trends are associated with CanAlaska’s Stewart Island uranium deposit, located on the Company’s Lake Athabasca Project.

CanAlaska’s Athabasca Projects

CanAlaska has 16 100%-owned projects in the Athabasca Basin. Since September 2004, the company has aggressively staked one of the largest land positions in the region. The Company has been engaged in exploring its properties and is analyzing data collected during its summer 2005 exploration program. Peter Dasler has noted that: "The company has identified and acquired properties that are well located and have considerable potential. The results of our initial airborne and ground surveys have produced targets which support this potential."  Management believes CanAlaska is well positioned in what has become the largest expansion in uranium exploration since the 1970s.

About CanAlaska

CanAlaska is a mineral exploration company concentrating on exploration for uranium in the Athabasca Basin of Saskatchewan, Canada, where the Company has assembled a large land package of 1,862,536 acres.  The Company’s experienced management is complemented by a highly skilled uranium exploration team.

Camsell
Alberta
Lake Athabasca
Helmer
NE Project
ATHABASCA BASIN
Hodgson
Waterbury
Arnold
McTavish
Cree West
West McArthur
Moon
Geikie
Cree East
Key

ATHABASCA BASIN

Uranium Deposits
Athabasca Basin Edge
Exclusions
CanAlaska Projects
Other Dispositions

CanAlaska Uranium Projects in the Athabasca Basin

0 50 100 150 Kilometers

Map Drafted by Brian King, CanAlaska Ventures Ltd.

Copyright (c) 2005 CanAlaska Ventures Ltd. All Rights Reserved.

October, 2005

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

       October 13, 2005

Date

“Taryn Downing”

_______________________________

Signature of authorized signatory

     Taryn Downing

Print name of signatory

     Corporate Secretary

Official capacity